Exhibit 4.15

Description of Securities

General

Our authorized capital stock consists of 499,990,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, $0.0001 par value per share, of which 160,740,200 shares of common stock are currently outstanding; and 1,000 shares of Series A Preferred stock and 20 shares of Series B Preferred stock are currently outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share owned of record on all matters voted upon by shareholders, and a majority vote is required for actions to be taken by shareholders. The common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value per share and the Company’s Board of Directors is authorized to establish, from the authorized shares of preferred stock, one or more classes or series of shares, to designate each such class and series, and fix the rights and preferences of each such class of preferred stock, which shall have voting powers, preferences, participating, optional or other special rights, qualifications and limitations or restrictions as adopted by the Board of Directors prior to the issuance of any such preferred shares. We have designated 1,000 shares of Series A Preferred and 110 shares of Series B Preferred.

There are currently 1,000 shares of Series A Preferred stock and 20 shares of Series B Preferred stock issued and outstanding.

Series A Preferred

The Series A Shares have the following rights and preferences:

●	Each one (1) share is entitled to 500,000 votes per share on all matters submitted to our common stockholders.
●	The Series A Shares are not convertible into common shares;
●	The holders of the Series A Shares are not entitled to receive dividends or any distribution upon our liquidation or dissolution;
●	The holders of the Series A Shares cannot assign or sell the shares; and
●	The Series A Shares are redeemable in whole by us for the price of $1,000 at the option of the holder.

So long as any of the Series A Shares are outstanding, we cannot take the following actions without the consent of the holders of 100% of the Series A Shares: amend, alter, waive or repeal, whether by merger consolidation, combination, reclassification or otherwise, the Articles of Incorporation or Bylaws; or create, authorize or issue any class, series or shares of any class of capital stock. The rights and preferences of the Series A Share cannot be amended without the consent of 100% of the holders of the Series A Shares.

Series B Preferred

We have designated one hundred and ten (110) shares of the preferred stock of the Company, par value $0.0001 as Series B Convertible Preferred Stock (the “Series B Preferred Stock”).

The shares of Series B Preferred Stock are convertible at a rate of 1 share of Series B Preferred Stock to 149,567 shares of common stock, par value $0.0001 per share of the Company (the “Common Stock”). Holders of Series B Preferred Stock of the Company may convert their shares of Series B Preferred Stock into Common Stock at any time following January 1, 2021 (the “Permitted Conversion Date”). The Series B Preferred Stock is subject to an ownership limitation, pursuant to which no holder of Series B Preferred Stock will be entitled to convert such investor’s shares of Series B Preferred Stock into shares of Common Stock if such conversion would result in ownership of more than 4.99% of the outstanding shares of Common Stock of the Company. Each share of Series B Preferred Stock will vote together with the holders of the Common Stock on any matter submitted to the shareholders of the Company. Each share of Series B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which the Series B Preferred Stock may convert at the time such vote is made. The Series B Preferred Stock will participate in any dividends, distributions or payments to the holders of the Common Stock on an as-converted basis. The Series B Preferred Stock does not have any liquidation preference over the holders of Common Stock of the Company. Once issued, certain shares of the Series B Preferred Stock are redeemable at the election of the Company at any time prior to the Permitted Conversion Date pursuant to a separate written agreement between the holders of the Series B Preferred Stock and the Company.

Warrants

There are currently 78,203,981 outstanding warrants of the Company.

Options

There are currently 0 options outstanding.